ZURICH

RECEIVED

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

07021119

Your reference File No. 82-5089
Our reference TS/jp
Date 02/14/2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (0)44 625 2839
Dir. fax +41 (0)44 625 2839
Thiemo.Sturny
@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news releases:

- "Zurich expands Russian operations through acquisition of NASTA Insurance Company ", dated February 14, 2007.
- "Zurich assesses impact of winter storm Kyrill", dated February 14, 2007.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Thiemo Sturny

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

2/16

Enclosure

46674-05

News Release

ZURICH®

Zurich expands Russian operations through acquisition of NASTA Insurance Company

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, February 14, 2007 - Zurich Financial Services Group (Zurich) announced today that it has signed an agreement for the purchase of a majority stake in OOO NASTA Insurance Company (NASTA), headquartered in Moscow, Russia. In combination with Zurich's existing Russian businesses, this acquisition positions the Group as the largest foreign general insurer in the Russian market. With over 140 million consumers, Russia represents the largest future personal lines market in Europe.

NASTA is a leading personal lines insurer in Russia, with approximately USD 230 million of gross written premiums in 2006, and a strong record of organic premium growth in each of the past five years. NASTA has more than 3,000 employees and approximately 3,500 tied agents as well as an extensive distribution network, with 67 branches and over 300 representative offices across Russia.

The transaction gives Zurich a 66% share in NASTA and an agreed path to 100% ownership by 2010. Both parties have agreed not to disclose the price of the transaction.

Zurich has been active in the Russian market for 10 years, steadily growing its corporate and commercial portfolio and adding a personal lines portfolio in 2005. The acquisition of NASTA allows Zurich to extend its distribution platform in an important and fast growing market.

ZURICH®

Dieter Wemmer, CEO of Zurich's Europe General Insurance business division, said "In line with our growth strategy this acquisition adds substantial distribution capacity and allows Zurich to leverage its efficient pan-European operating platform. It represents an important step in our drive to be the leading pan-European insurer in our chosen markets."

Garry Delba, CEO of NASTA, commented, "We are delighted to become part of the Zurich Group and look forward to combining Zurich's technical excellence with NASTA's track record of premium growth and product innovation."

The acquisition will operate within Zurich's recently-established Central and Eastern Europe (CEE) business unit in Vienna which includes the Group's existing units in Austria and Russia. It is planned that the acquired entity will be managed jointly with Zurich's existing operations in Russia.

The transaction is expected to close in the first half year 2007, pending Russian regulatory approvals.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

News Release

ZURICH®

Zurich assesses impact of winter storm Kyrill

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, February 14, 2007 – Zurich Financial Services Group (Zurich) announced today that based on preliminary estimates it expects aggregate claims payments related to winter storm Kyrill not to exceed USD 150 million before tax. This estimate is well within the Group's net retention for European storm risks. The storm hit Europe on January 18 of this year affecting large areas of the United Kingdom and Germany as well as several other countries. Charges for Kyrill will be recorded in the results for the first quarter 2007, which are due to be released on May 16, 2007.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

END